SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INDEX

INVITATION		3

CALL NOTICE		4

1.	Procedures related to the Extraordinary General Meeting hereby called	6
1.1.	Qualification and Participation in the Extraordinary General Meeting	6
1.2.	Representation at the Extraordinary General Meeting	7

2.	Clarifications on the subject to be deliberated on Agenda	8
2.1.	Historic	8
2.2.	Scope of the Evaluation update:	9
2.3.	Conditions for Sale of CELG D shares approved by PPI	14
2.4.	Description of Operation and corporate diagram of the participation to be sold	16
2.5.	Costs that will be incurred in the Privatization Process	19
2.5.1.	Reimbursement of costs incurred by BNDES to the privatization of CELG D	19
2.5.2.	BNDES Remuneration	20
2.6.	Determination of Minimum Price	20
2.6.1.	NPV analysis	21
2.6.2.	Analysis of Financial Statements	22
2.6.3.	Operational Projections	22
2.6.4.	Financial Projections	23
2.7.	Technical Diagnosis	24
2.8.	Litigation and FUNAC	24
2.9.	Conditions for the completion of Operation	25
2.9.1.	Necessary governmental approvals	26
2.10.	Offering shares to employees and retirees	26
2.11.1.	Benefits	27
2.11.2.	Risks	27
2.12.	Completion of the administrators – sales of CELG D	28

APPENDIX - List of Documents Made Available to Shareholders		29

INVITATION

Date: October 24, 2016.

Time (GMT): 2:00 PM.

Meeting Venue: Company Headquarters, Setor Comercial Norte, Block 04, Tower "B", No. 100, Room 203 of Edifício Centro Empresarial VARIG - Brasilia - DF.

Event: 166th Extraordinary General Meeting.

Agenda:

1.   To approve the sale of shareholding control of CELG Distribuição S.A.- CELG D at privatization auction to be promoted by BM&FBOVESPA, according to minimum price and conditions set forth in Resolution CND No. 11 of November 18, 2015, with the changes set by Resolution No. 7 of September 13, 2016 of the Board of Investment Partnership Program - "IPP".

MINISTRY OF MINES AND ENERGY

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

 (Public Company)

CNPJ. No. 00001180 / 0001-26

CALL NOTICE

166th Extraordinary General Meeting

The shareholders of Centrais Elétricas Brasileiras S.A - Eletrobras are hereby invited to attend the Extraordinary General Meeting to be held on October 24, 2016 at 02:00 PM, at the company headquarters in Brasilia, Setor Comercial Norte, Block 04, Tower "B", No. 100, Room 203, of the Edifício Centro Empresarial VARIG - Brasilia, to deliberate  on the following Agenda:

1.   To approve the sale of shareholding control of CELG Distribuição S.A.- CELG D at privatization auction to be promoted by BM&FBOVESPA, according to minimum price and conditions set forth in Resolution CND No. 11 of November 18, 2015, with the changes set by Resolution No. 7 of September 13, 2016 of the Board of Investment Partnership Program - "IPP".

Under the first paragraph of Article 126 of Federal Law No. 6,404/1976, as amended ("Law of Corporations") and the decision of CVM's deliberative body in the process CVM RJ-2014/3578, of November 4, 2014, the shareholder may be represented at the general meeting: (i) Individuals, by an attorney appointed less than one (1), in accordance with Law 6,404/76; (ii) Legal Entities, by their legal representatives or by an attorney appointed in terms of its corporate documents and in accordance with the rules of the Brazilian Civil Code and Law No. 6,404/1976; and (iii) Investment fund, by its administrator and/or manager, or even by an attorney appointed in terms of its corporate documents and in accordance with the rules of the Brazilian Civil Code.

The shareholder or his legal representative, Brazilian or foreigner, in order to assure admission to the EGM, in accordance with Article 5 of Instruction CVM No. 481, of December 17, 2009, as amended ("Instruction CVM 481"), shall submit the following documents:

•  Original or certified copy of an official photo identification, legally recognized as such in the national territory, within the validity period, in the case of individuals;

•  Certified copy of the updated constitutive act (bylaws or company's articles of association), in case of legal entities, and of the act that empowers the representative at the EGM;

•  Original or certified copy of the power of attorney granted and regularized as set by the law, per shareholder;

•  Original copy of shareholding position statement provided by the depositary or custody institution, identifying the stockholder condition;

•  In the case of investment funds, the representative must prove his administrator status of the fund or prosecutor appointed to this in the form of Law

In the case of foreign legal entities, the documentation that proves the power of attorney must be notarized and consularized, except in the case of exemption of the documents issued in countries signatories to the Convention on the Elimination of the Requirement of Legalization for Foreign Public Documents signed on October 5, 1961, and promulgated by Decree No. 8,660 of January 29, 2016, provided they comply with all of its terms and conditions. Documents written in other languages in accordance with the Law of Introduction to the Brazilian Law Standards (Decree-Law No. 4,657, of September 4, 1942, as amended), will only be accepted upon presentation of a sworn translation.

Pursuant to the sole paragraph of Article 43 of the Company's Bylaws, it is requested the delivery of the documents of a shareholder and its representation until 72 (seventy-two) hours prior to the Extraordinary General Meeting called herein, at the Investor Relations Department - DFR, Market Information Division - DFRM, at Presidente Vargas Ave., No. 409 - 9th floor, in the city of Rio de Janeiro, State of Rio de Janeiro, from 8 am to 12 am and from 2 pm to 5 pm. However, all shareholders who attend with the necessary documentation will be admitted to participate in the EGM hereby called.

Decisions will be taken at the Extraordinary General Meeting hereby called by a vote majority, being the vote of each shareholder in proportion to their equity participation in the Company's share capital.

The Company clarifies that, given the provisions of Article 11 of Instruction CVM No. 561, of April 7, 2015, as amended by Instruction CVM No. 570, of November 18, 2015, exercising the power provided in the mentioned document, will not offer to the General Meeting hereby called right to vote at a distance.

It is available to shareholders at the Investor Relations Department - DFR, Market Service Division - DFRM, at Presidente Vargas Av., No. 409 - 9th floor, in the city of Rio de Janeiro, RJ, and on the Company´s websites (http://www.eletrobras.com/elb/age/), and of the Securities and Exchange Commission - CVM (www.cvm.gov.br) all relevant documentation to the matter that will be decided at the Extraordinary General Meeting pursuant to Article 135, § 3 of Law Corporation and Article 10 of Instruction CVM 481.

Brasilia, September 23, 2016.

José Luiz Alquéres

Chairman of the Board of Directors

ADMINISTRATION PROPOSAL FOR THE 166th EXTRAORDINARY GENERAL MEETING

1.   Procedures related to the Extraordinary General Meeting hereby called

To facilitate the understanding and the attendance of the shareholders at the Extraordinary General Meeting hereby convened, the Company lists the following relevant information regarding the installation, participation and conduct procedures of the EGM.

Settlement of the Extraordinary General Meeting

Under Article 125 of the Law of Corporations, for the settlement of the Extraordinary General Meeting on first call, it will necessary the physical attendance of shareholders and/or their legal representatives, holders of shares corresponding of at least 25% (twenty five percent) of the voting share capital of the Company.

If not reached this percentage, it will be carried out a new call, with at least eight (8) days in advance, after which the Extraordinary General Meeting shall be convened with the presence of any No. of shareholders.

1.1.  Qualification and Participation in the Extraordinary General Meeting

To participate in the Extraordinary General Meeting hereby convened, the Brazilians and foreigners shareholders, must prove the quality of holders of the Company's shares, upon presentation of the following documents:

(A) statement issued by the trustee of the shares owned by them containing the indication of the respective shareholding, dated no more than three (3) days before the date of the Extraordinary General Meeting;

(B) power of attorney granted and regulated pursuant to the law, in case of attorney representation, in original or certified copy;

(C) original or certified copy of an identification document, legally recognized as such, with recent photo and national validity, within the validity period, if applicable, in the case of natural persons;

(D) a copy of the updated records and act that empowers the representative under the Extraordinary General Meeting, in case of legal entities;

For the purposes of the documents referred in item (d), the Company will comply with (i) bylaws and social contracts, with certification of the respective registration entity, simple copy of original, as long as accompanied by the original certificate issued by the registrar office or a certified copy attesting the registration document or certified copy of the registered deed; and (ii) specifically in relation to the act that empowers the representative to vote on behalf of the legal person shareholder, if particular mandate document, it should contain notarized signature of the grantor or their representatives, as appropriate. If this act corresponds to a meeting of the board of directors, the shareholder shall provide advance proof of the filing and publication of the act in the relevant record.

In the case of legal entities representatives who are not named in the bylaws/company's articles of association or with a procedure of appointment by act separately, it is necessary that the shareholder proves the validity of the appointment providing act of filing receipt in the appropriate register.

In the case of investment funds, the representative must prove its quality of administrator or attorney of the fund appointed by this, pursuant to the legislation applicable to him.

In the case of foreign legal entities, the documentation that proves the power of attorney must go through the process of notarization and consularization1. Documents written in other languages in accordance with the Law of Introduction to the Brazilian Law Rules (Decree-Law No. 4,657, of September 4, 1942, as amended), will only be accepted upon presentation of a sworn translation.

Pursuant to the sole paragraph of Article 43 of the Company's Bylaws, it is requested the delivery of the documents of a shareholder and its representation until 72 (seventy-two) hours prior to the Extraordinary General Meeting called herein, at the Investor Relations Department - DFR, Market Information Division - DFRM, at Presidente Vargas Ave., No. 409 - 9th floor, in the city of Rio de Janeiro, State of Rio de Janeiro, from 8 am to 12 am and from 2 pm to 5pm.

1.2.  Representation at the Extraordinary General Meeting

Under the first paragraph of Article 126 of Federal Law No. 6,404/1976, as amended ("Law of Corporations") and the decision of CVM's deliberative body in the process CVM RJ-2014/3578, of November 4, 2014, the shareholder may be represented at the general meeting: (i) Individuals, by an attorney appointed less than one (1) year, in accordance with Law 6,404/1976; (ii) Legal Entities, by their legal representatives or by an attorney appointed in terms of its corporate documents and in accordance with the rules of the Brazilian Civil Code and Law 6,404/76; and (iii) Investment fund, by its administrator and/or manager, or even by an attorney appointed in terms of its corporate documents and in accordance with the rules of the Brazilian Civil Code.

1 Under the Convention on the Elimination of the Requirement of Legalization of Public Documents Foreign Affairs, held on October 5, 1961, and promulgated by Decree No. 8,660 of January 29, 2016, it is exempted consularization of foreign documents issued in signatory countries mentioned Convention, provided they fulfill all of its terms and conditions.

The Company clarifies that, given the provisions of Article 11 of Instruction CVM No. 561, of April 7, 2015, as amended by Instruction CVM No. 570, of November 18, 2015, exercising the power provided in the mentioned legislation, will not offer to the General Meeting hereby called right to vote at a distance.

1.3.   Notice to Preferred Shares Shareholders:

The Company informs the shareholders that, considering the provisions of the Market Announcement disclosed on April 27, 2015, and considering that, to date, there is no payment of dividends to holders of preferred shares, as provided in the company bylaws the holders of preferred shares of the Company will be entitled to vote at this Extraordinary General Meeting pursuant to paragraph 1 of Article 111 of the Law of Corporations, subject to other formalities provided in the Law of Corporations, the Company bylaws, in the applicable regulation and in this Administrtion Proposal.

2.    Clarifications on the subject to be deliberated on Agenda

In compliance with Law 6,404/1976 and CVM Instruction No. 481 of December 17, 2009, it is presented below, the Management clarifications about the matter to be deliberated at the 166th Extraordinary General Shareholders Meeting to be held on October 24, 2016.

It should be clarified that it will be deliberated at the 166th Extraordinary General Meeting matter related to the sale of the shareholding of Eletrobras in CELG Distribuição S.A. - CELG D (hereinafter "CELG D"), in accordance to Resolution CND No. 11 of November 18, 2015 (Annex 4), as amended set by Resolution No. 7 of September 13, 2016 of the Board of Investment Partnership Program - "IPP" of the Republic Presidency (hereinafter "IPP"), (Annex 1).

2.1.  Historic

On December 28, 2015; it was held the 164th Extraordinary General Meeting of Eletrobras, through which was approved, by majority, the extension of the concession of the subsidiary CELG D No. ANEEL 063/2000 under Decree No. 8,461 of June 2, 2015, Order of the National Electric Energy Agency No. 3,540 of  October 20, 2015, Oficial Letter No. 3/2015-SE-MME and contractual instrument draft released by ANEEL as well as the sale of share control of CELG D as minimum price and conditions set forth in Resolution No. 11/2015 of the National Privatization Council – CND (hereinafter "CND"), subject to approval by ANEEL for the renegotiation of the CELG D debt in foreign currency, regarding Itaipu account, to be converted into local currency, with monthly compensation for the change in the Special System of Clearance and Custody – SELIC (hereinafter "SELIC") and payment no later than 120 (one hundred and twenty) months, considering grace and amortization as Article 11 of Law No. 13,182 of November 3, 2015.

Considering that the above conditions were implemented on June 24, 2016, it was published the PND Notice of Auction No. 01/2016/CELG, which provided that on August 16, 2016 the envelopes, regarding the proposals for the acquisition of common shares of CELG D, would be delivered.

However, as Relevant Notice No. 02/2016 of the Sale Auction Commission of CELG D of August 16, 2016, the bid was considered empty for lack of interested persons and the Auction Public Session of CELG D taking place on August 19, 2016 at BM&FBovespa was canceled.

Therefore, and considering that the shareholders Eletrobras and Companhia Celg de Participações - Celgpar (hereinafter "CELGPAR") remain with the intention to sell CELG D, the evaluations have been updated in order to meet the new conditions and minimum price, as it will be described below, having been utilized the steps taken by the evaluators during the 164th Extraordinary General Meeting of Eletrobras.

The Update of the Administration Proposal Annexes of the 164th Extraordinary General Meeting of Eletrobras was done through amendments to the original reports of the independent evaluators.

2.2.  Scope of the Evaluation update:

The scope of the revaluation done by independent evaluators included updating the original evaluation for new data base, incorporating the current macroeconomic scenario, the results of the company and of the distribution sector between the Original Proposal base date (June 30, 2015) and New Proposal base date (June 30, 2016).

The activities involved in the revaluation are as follows:

1.           Recalculation of the WACC rate, update of financial and businesses assumptions comparable to reflect current macroeconomic and distribution segment moment:

- Update of the macro assumptions (SELIC/IPCA/CDI/TJLP/EMBI);

- Update of the premium;

- Update of target leverage and debt cost

2.           Incorporation of investments, update and review of the Regulatory Asset Base (“RAB”) as well as the operating results and the company's quality indicators between the Original Proposal base date and the New Proposal base date.

3.           Incorporation of the  Latest Financial Statements of the Company:

- Debt, Earnings/Accumulated Losses, Working Capital, Cash, etc;

- Maintenance (when trackable) of the "logicals" of adjustments adopted in the original reviews incorporating, where possible, the latest information.

4.           Incorporation of the market held by June 2016 and Maintenance of operational projections of Original Proposal: investment, market, originally designed income and expenses (past projections are maintained and moved forward with  necessary adjustments described in the amendments).

5.           Assistance by the IFC to CELG D regarding updates that should be included in the data room with information from lawsuits and other contingencies, later to financial, legal, tax, labor, social security, environmental and operational due diligences.

6.           Update of market multiples analyzes.

7.           No adjustments were made for contingencies and passive supervenience.

8.           Specifically with respect to FUNAC, it was adopted the same criteria as the original evaluations, that is, from the accounting and legal point of view, FUNAC  is considered effective.

The original methodology of the evaluation process was maintained, ie, the economic and financial evaluation of CELG D continued based on the discounted cash flow method (“DCF”) and net present value (“NPV”) of these flows - free cash flow for the Firm (“FCFF”). It was also maintained the structure of the assessments previously used, and the services of the same independent raters were used: Accenture and Ernst & Young – (“EY”).

The premises were reevaluated:

•         Base Date: June 30, 2016;

•         Projection period: July 2016 to June 2045;

•         Currency: Cash flows projected in Brazilian reais in nominal terms;

•         Scenarios: two scenarios (Base Scenario and GDP Goiás);

•         Adjustments: From the update of the statements to the base date June 30, 2016 adjustments were done considering Assets and Liabilities not operating and CELG D net debt.

With respect to operating projections used in this new proposal, as well as in the original proposal, it was developed by Quantum in Brazil. In the update, Quantum entered the consumer market data realized by June 2016, and also moved the curves of the original investment planned in the original proposal in one year - investments compatible with the Technical diligence, CELG D projections and indicators of quality and financial sustainability required by ANEEL. In addition, adjustments were made to incorporation of the investments planned for 2016 and update of the values of the universalization programs indicated in the Distribution Development Plan (“PDD”) of CELG D.

Regarding the Regulatory Asset Base - RAB, it has also been updated to June 2016 and projected to 2045, according to the same criteria used previously. The assumptions and criteria for project revenues and operating costs have not changed, that is to say that the premises of reversal of the CELG D operational status, from the entry of a new controller, it was maintained.

Regarding Quality and Losses, adjustments in the projections were made in order to incorporate compensation and technical and no technical losses, effective from the original projection, as well as specific adjustments to the adequation curve of CELG D in order to reposition it in the future among the best companies in the industry.

It should be noted, however, that the projections now made to the new proposal maintains the condition of achieving the goals of quality and financial sustainability within the period originally foreseen in the contract and therefore the same used in the original proposal, ie starting goals in 2017. The postponement in one year (2017 to 2018) of starting the goals of the current regulatory cycle, recently carried out by the Federal Government, which is the Grantor, aimed to reduce the perception of risk of potential investors especially those associated with "automatic" expiration and therefore have been not incorporated as  advantage for the shareholder in this modeling.

As regards the scenario for the new proposal, it is necessary to inform that in the original proposal three Operational Projections scenarios were generated, which are: i) Base Scenario - GDP of Goiás until 2019 and National GDP by the end of the concession; ii) Scenario GDP of Goiás, that considered a higher growth of the consumer market and, consequently, greater investments to cover this service; iii) Scenario 3 years (Anticipation of Investment) that considered upfront investment that would be captured in the tariff review of 2017. For the update, one of the evaluators, EY maintained its option adopted in the original report, using only the base scenario.

In counterpart, the other evaluator, Accenture, that originally found the minimum value by using simple average of the results of three scenarios, this time decided to remove from the average the 3 years Scenario. Because the mentioned evaluator understood that the 3 years Scenario, due to the new deadlines for conclusion of the privatization, became unreal. So that, this time, following the same probability distribution logic used previously, Accenture has assigned 66.7% of probability to scenario base and 33.3% to Scenario GDP Goias.

Finally, relating to the cost of capital, its update followed the specific and independent criteria chosen by each of the evaluators that in both cases, kept the methods and criteria used in the original proposal. Here are the previous values and the resulting updates:

Original Proposal:

Financial Assumptions	WACC	Laverage
Accenture	10,44%	54%
EY	10.79%	52%

1 -  Nominal WACC (average)

2 - % Third Party Capital (Accenture: average and EY:fix value)

New proposal:

Financial Assumptions	WACC	Laverage
Accenture	10,59%	51%
EY	11.61%	51%

1 -  Nominal WACC (average)

2 - % Third Party Capital (Accenture: average and EY:fix value)

                               Source: BNDES / IFC

The following assumptions used in both updates:

Accenture:

Uptade WACC Accenture	June 2015	June 2016	Absolute Variation	Percentage Variation
Risk Free	7.3%	5.7%	-1.5%	-21.0%
Average Inflation	4.9%	4.6%	-0.3%	-5.7%
Beta Unlevered	20.0%	25.0%	5.0%	25.0%
Market Premium Risk	8.6%	11.0%	2.4%	27.6%
Ke*	13.9%	13.1%	-0.8%	-5.5%
Kd	9.8%	11.0%	1.2%	12.4%
Kd (Tax Net)	6.9%	7.8%	0.9%	12.5%
Equity	45.8%	49.3%	3.5%	7.7%
Third-party capital	54.2%	50.7%	-3.5%	-6.5%
WACC*	10.4%	10.59%	0.5%	5.5%

* Accenture has adopted the methodology of moving WACC, so the values shown above are average values. The WACC Accenture has a maximum and minimum values of 13.44% (begin of concession) and 10.08% (end of the concession)

Source: BNDES/IFC

EY:

Uptade WACC EY	June 2015	June 2016	Absolute Variation	Percentage Variation
Risk Free	5.3%	6.6%	1.3%	23.7%
Inflation differential	2.6%	2.7%	0.1%	5.0%
Beta Unlevered	77.0%	64.0%	-7.0%	-15.6%
Market Premium Risk	6.5%	6.5%
Premium Risk by size	2.0%	2.0%
Ke	15.0%	15.8%	0.8%	5.4%
Kd	10,6%	11.5%	0.9%	8.8%
Kd (Tax Net)	7.0%	7.6%	0.6%	8.8%
Equity	47.7%	48.9%	1.2%	2.6%
Third-party capital	52.4%	51.1%	-1.2%	-2.3%
WACC	10.8%	11.6%	0.8%	7.6%

Source: BNDES/IFC

2.3.      Conditions for Sale of CELG D shares approved by PPI

The minimum conditions for sale of CELG D shares are described in the Resolution CND No. 11 of November 18, 2015, as amendment set by the Board of PPI resolution No. 07 of September 13, 2016 (Annex 1) and the most important items are highlighted following:

     I.                Sale of 76,761,267 (seventy-six million, seven hundred sixty-one thousand, two hundred sixty-seven) shares of Eletrobras, equivalent to 50.93% of the total share capital and voting of CELG D;

   II.                The minimum sale value of 76,761,267 (seventy-six million, seven hundred and sixty-one thousand, two hundred sixty-seven) common shares held by Eletrobras will be R$ 912,678,375.87 (nine hundred and twelve million, six hundred and seventy-eight thousand, three hundred and seventy-five reais and eighty-seven cents, including the amount related to the offer to employees and retirees;

 III.                The minimum price for each of CELG D share for sale purposes of the shares by Eletrobras in the auction, pursuant to article 1, will be approximately R$ 11.91 (eleven reais and ninety-one cents) in case of sale of CELG D shares held only by Eletrobras, in which case should be offered 75,355,789 (seventy five million, three hundred and fifty-five thousand, seven hundred and eighty-nine) common shares of CELG D owned by Eletrobras, totaling R$ 897,611,651.71 (eight hundred ninety-seven million, six hundred and eleven thousand, six hundred and fifty-one reais and seventy one cents).

III.A.    In order to allow the transfer of the shareholding control of CELG D, in the event of the hypothesis provided for in item III above, will be offered to employees and retirees of CELG D 1,405,478 (one million, four hundred and five thousand, four hundred seventy-eight) common shares issued by CELG D, corresponding to approximately 0.93% of the shares representing the total share capital and voting of CELG D owned by Eletrobras, by the price of R$ 10.72 (ten reais and seventy two cents) per share, which amounts to the value of R$ 15,066,724.16 (fifteen million, sixty-six thousand, seven hundred and twenty-four reais and sixteen centavos), already included the discount of approximately 10% in relation to the minimum price referred to in item III above.

 IV.                In the event that CELGPAR decide to sell all the shares held by them in conjunction with Eletrobras,, the minimum price for each CELG D shares held by Eletrobras and CELGPAR for auction sale purposes, will be approximately R$ 11.95 (eleven reais and ninety-five cents), totaling R$ 1,708,131,367.30 (one billion, seven hundred and eight million, one hundred thirty-one thousand, three hundred sixty-seven reais and thirty cents).

IV.A.    In the case provided for in item IV above, the price of each CELG D share in the offer to employees and retirees of CELG D will be R$ 10.76 (ten reais and seventy-six cents), totalizing R$ 82,595,126.52 (eighty-two million five hundred ninety-five thousand, one hundred and twenty-six reais and fifty-two cents), already included the discount of approximately 10% (ten percent) in relation to the minimum price referred to in item IV above.

   V.                The unsubscribed shares of the second offer to employees and retirees of CELG D should be acquired by the (s) winner(s) of the auctiont, by the price equal to the offering value to employees and retirees of CELG D and within thirty (30) days from the date of the disclosure of those remnants of the second offer;

 VI.                In the privatization notice should be an obligation to repurchase, by the winner(s) of the auction, of all shares that shareholders who have purchased shares under the offer to employees and retirees of CELG D wish to sell, by  the minimum price for the sale of control, duly updated by the positive variation of the National Index of Consumer Price Index - IPCA, published by the Brazilian Institute of Geography and Statistics - IBGE, with additional compensation of 8% (eight percent) per year, assuming not occur the opening of the capital of CELG D and the listing of its shares within three (3) years from the date of signing of the Agreement for Purchase and Sale of shares. This right is an exclusive prerogative of the originating purchaser of shares of the offering to employees and retirees of CELG D provided for in the Offering for Employees Manual, not being extended to subsequent purchasers.

VII.                In the privatization notice of CELG D should be set if, and in what volume of shares  Celgpar will participate in the CELG D privatization auction;

VIII.                The payment of CELG D shares offered in the auction will be a prompt payment in the currency of the country;

 IX.                The financial settlement of the sale of CELG D shares and the transfer of ownership of CELG D shares to the winning buyer will be subject to approval by ANEEL and CADE;

   X.                Observance of Decree No. 8,818/2016; and

 XI.                The dataroom opening before the publication of the notice.

2.4.      Description of Operation and corporate diagram of the participation to be sold

Eletrobras, observing the rules of the National Privatization Program ("PND"), deposited all the shares issued by CELG D of its ownership in the National Privatization Fund ("FND") as Annex 3. Even in the event that CELGPAR use its right to sell its shares jointly, as provided in the Purchase and Sale Agreement (Letter of Commitment), due to the 161ª Extraordinary General Meeting of Eletrobras, Eletrobras must sell all of its stake in CELG D.

The following diagrams show the current situation and after the sale of the CELG D shares:

CELG D and Celgpar: Pre operation Situation

CELG D and Celgpar: after-operation situation²

During the privatization process should be carried out: (i) the sale of the shareholding control of CELG D by public auction (bidding modality), in the form of greater economic proposal bid ("Auction"); and (ii) signing  of the Purchase and Sale Agreement of CELG D Shares (the "Purchase and Sale Agreement"), between Eletrobras, and as appropriate, CELGPAR, as sellers, the winner of the auction, as buyer, and other intervening parties.

The Auction will be promoted by BM&FBOVESPA. The contest winner will be who offers the highest price. This disposition aims to get the most business value while preserving a minimum value of the company, in line with the interests of shareholders of Eletrobras.

The conditions and procedures for participation in the Auction will be defined in the sale notice, which will include information about: (i) the due diligence activities (conditions for access and consultation of the CELG D information and the Sales Process); (ii) Qualification (requirements and procedures for legal, economic and financial qualification); (iii) tax compliance; (iv) proposal for guarantees; (v) formalization of the sale; (vi) payment of the sale price; (vii) acquiring rights; and (viii) other matters related to the business, all in line with the guidelines approved by the CND.

_______________
² The value for the employees and retirees may vary depending on the membership thereof, with the private purchase any unsubscribed.

2.5.      Costs that will be incurred in the Privatization Process

BNDES, through Decree No. 8,449 of May 13, 2015, was designated as responsible for hiring the services and provide the necessary technical support for the implementation of the privatization of CELG D. Moreover, as established by Law No. 9,491/1997, BNDES is the FND manager.

2.5.1.   Reimbursement  of  costs incurred by BNDES to the privatization of CELG D

Decree No. 2,594 of May 15, 1998, which regulates Law No. 9,491/1997 provides that spending on third party services incurred by an agency of the direct or indirect public administration, responsible for implementing and monitoring of the privatization process, will be paid by the holder of Share Deposit Receipts ("RDA").

On July 9, 2015, the CND, through Resolution No. 07/2015 (Annex 4), authorized BNDES to: (i) carry out the bidding process in the electronic trading mode aiming to hire independent external audit service of the privatization process of CELG D; and (ii) directly hire the International Finance Corporation - "IFC", to provide structuring service of the privatization of CELG D.

On September 13, 2016, the Board of PPI, through Resolution No. 07/2016 kept the BNDES as responsible for the activities above.

Thereby, with the completion of the sale of shares and settlement in excess of the costs incurred in the privatization, the compensation will take place after the settlement, being passed on to Eletrobras and CELGPAR only the net value, after discounting the costs incurred with the sale of shares process.

If there is not the sale of shares or this is insufficient to refund the costs incurred, is planned and agreed upon as reimbursement by Eletrobras to BNDES for expenses incurred in hiring the services necessary for the privatization of CELG D.

The total estimate of these expenses to be reimbursed to the BNDES not suffered increase from the estimate previously approved at the Eletrobras 164th Extraordinary General Meeting, held on December 28, 2015, that is, up to R$ 12,365,440.00 (twelve million, three hundred sixty-five thousand, four hundred and forty reais), but this may be changed due to the complexity of the process. It is noteworthy that the current estimate and the estimate approved the Administration's proposal of the 164th Extraordinary General Meeting of Eletrobras, do not consider any price adjustments.

IFC led the privatization model proposal of CELG D, which includes the results of the technical, financial and legal due diligence, held respectively by Quantum do Brasil Ltda. ("Quantum"), Ernst & Young ("EY") and Pinheiro Neto Advogados ("PNA"); and the economic and financial evaluations performed independently by EY and Accenture³.

_____________________________________________________________________

3 Quantum developed the operating projections used in the two financial economic evaluations

2.5.2.   BNDES Remuneration

In accordance with Article 25 of Decree No. 2,594/1998, by the exercise of administrator role, BNDES, Administrator of the FND, will be entitled to compensation of 0.2% (two percent) of the net value recorded in the sale of shares, net the expenses incurred with third parties to cover its operating costs.

The remuneration of BNDES, Administrator of the FND, will be paid after the financial settlement of the shares sold. If no sale, no payment of compensation, but only reimbursement of incurred costs, as mentioned in item 2.5.1 above.

2.6.      Determination of Minimum Price

The new minimum price for the sale of CELG D was established by the Board of PPI, based on updates of evaluations made by independent companies. The calculation of the new minimum price was also a function of two (2) updates in the financial economic evaluation of CELG D, according to the criterion of the net present value (the "NPV"), based on the financial statements of June 30, 2016, in order to find the fair value of the price per common share issued by CELG D and, consequently, the value of shares to be sold by Eletrobras, equivalent to 50.93% (fifty point ninety-three percent) of the share capital of CELG D, according to article 256, paragraph 1 of Law 6.404/1976.

Considering the need for reevaluation of CELG D, updates of economic and financial evaluations were also prepared by Accenture and Ernst & Young using the original process methodology, including updating the original evaluation for new base date, the current macroeconomic scenario, incorporation of results of the company and the distribution sector, between the base date of the 164th Annual General Meeting (June 30, 2015) and June 30, 2016.

Thus, according to current legislation, the definition of the new minimum price also noted the market research with potential stakeholders, macroeconomic and the electricity sector situation, the attractiveness of the concession, the performance of comparable companies, the percentage for sales and business value, among others.

NPV is a technical analysis of cash flows, which consists of calculating the net present value of future cash flows by applying a discount rate. We used the Free Cash Flow to the Firm (hereinafter "FCFF"), which shows the cash flow of the company available for creditors and shareholders.

The preparation of financial economic evaluation followed the following structure: IFC led and coordinated the evaluation process assisted by companies (i) Quantum, specializes in electricity segment, which prepared the operational projections of CELG D, including market forecasts, operating revenues and costs and future investments; from these operating projections, financial consulting; (ii) Ernst & Young; and (iii) Accenture developed independent evaluation from non-operating assumptions and financial assumptions, updating the values of June 30, 2015. The results of the accounting and legal steps were also considered in the evaluations.

Financial evaluations made by two (2) consultants hired were based on the new concession period which ends in 2045.

2.6.1.   NPV analysis

In the updates of the economic and financial evaluations, Accenture has calculated the NPV of CELG D before the debts of R$ 4,518 million, while Ernst & Young estimated the NPV of CELG D before the debts of R $ 4,379 million. Discounting the debt owed to the CELG D creditors, and adjusted for non-operating assets and liabilities and other contingencies, the equity values of CELG D, calculated by Ernst & Young and Accenture are, respectively, R$ 1,826 million and R$ 1,758 million.

The new price set for the sale of shares is equivalent to the average of this 2 two financial economic evaluation, ie, R$ 1,791,934,940.42 (one billion, seven hundred ninety-one million, nine hundred thirty-four thousand, nine hundred and forty reais and forty two cents). This value considers all the common shares of CELG D. Being approved the sale under the conditions proposed herein, by the 166th EGM, Eletrobras will sell all of its share, ie 50.93% of such shares, and, therefore, the minimum amount to be paid for the shares held by Eletrobras will be R$ 912,678,375.87 (nine hundred and twelve million, six hundred seventy-eight thousand, three hundred seventy-five reais and eighty-seven cents), equivalent to R$ 11.89 (eleven reais and eighty-nine cents) per share.

Projections of CELG D cash flow present in the new economic and financial evaluations consider the renewal of the concession of CELG D and incorporate the CELG D debt renegotiation with the Itaipu Binacional, as updated Company Financial Statements.

As established by Law No. 9,491/1997, and in line with the power of attorney issued by Eletrobras to BNDES, will be the responsibility of the FND Manager receive resources from the sale of CELG D shares, transferring the values to the National Treasury and following to Eletrobras, the net value of the transaction discounted the costs incurred in the privatization process, detailed in section 2.5 of this document. As established in Article 13 of the mentioned Law, the resources derived from the sale will be used primarily to pay debt to the Federal Government.

2.6.2.                 Analysis of Financial Statements

As mentioned elsewhere, the IFC sub-contracted Ernst & Young to perform the accounting and tax due diligence (Annex 5).

The accounting and tax due diligence aimed to evaluate and, where necessary, propose adjustments to assets and liabilities of CELG D, recorded in the Financial Statements of CELG D for the period June 30, 2015.

2.6.3.                Operational Projections

Operating and financial projections used in the financial economic evaluations were prepared from the combination of several elements: (i) operational and financial historical data of CELG D; (ii) projections of CELG D; (iii) macroeconomic and demographic data national and regional on the market; and (iv) data of comparable companies in the electricity distribution sector.

Operating projections used in the economic and financial evaluation of the new proposal were developed by Quantum do Brasil, as well as in operating projections of the 164th EGM (June 30, 2015).

In this update, Quantum entered the market data held by June 2016 and moved the original investment curves provided in the 164th EGM on 1 year. In addition, adjustments were made for incorporation of the investments planned for 2016 and update the values of universal programs provided for in the Distribution Development Plan (PDD) of CELG D. Regulatory Asset Base (RAB) was calculated to the new base data and projected by 2045, according to the same criteria of the 164th EGM (June 30, 2015).

The criteria for forecast Operating Income and costs have not changed, so remained the operational turn around assumptions of CELG D from the entry of a new controller. Regarding Quality and Losses, projections adjustments were made in order to incorporate compensation and technical and no effective techniques losses of this original projections, were also made specific adjustments to the adequation curve of CELG D, repositioning it in the future among the best companies of the sector.

In the 164th EGM were generated three scenarios Operational Forecast, that in this proposal has been reduced to two. The original three scenarios were: (i) Base Scenario; (ii) Scenario of 3 years (Investment Anticipation) that considered anticipation of  investment that would be captured in the 2017 tariff review; and (iii) Scenario GDP of Goiás, which considers higher growth market and consequently higher investment. Considering that according to the schedule of this proposal, the new CELG D operator only will take control of CELG D in 2017, the 3-year scenario that considers anticipation of investment has become obsolete and was not considered.

2.6.4.                 Financial Projections

Based on the updated operational scenarios defined for the valuation of CELG D who forecast the market and future investments of CELG D and operational factors (income, operating costs and expenses and time appropriateness of quality/cost indicators), were updated financial economic evaluations including operating factors not forecast by Quantum (working capital, loan losses and capital structure), non-operating (debt and balance of assets/non-operating liabilities) and financial (beta, risk free rate, risk premium and cost of equity and debt capital) that impact the cash flow of CELG D.

The value of CELG D in each of the two (2) scenarios presented was calculated by the Company's free cash flow discounted by the weighted average cost of capital (hereinafter "WACC"). Each financial advisor defined an optimal capital structure and calculated the WACC.

Starting from the value of CELG D, obtained through the forecast detailed earlier, analyzes were prepared by multiple of the market, which consists of comparing the resulting value of the ratio between the value of CELG D and its respective net operating revenues and the resulting values of same ratio (enterprise value/net operating revenue) of similar public traded companies.

Accenture Results

For the new calculation of the market value of CELG D in each analyzed scenario were added values calculated by FCFF, the endemnity of regulatory assets not amortized at the end of the concession discounted at nominal WACC of 10.59% and the amount of cash on the base date of evaluation; subtracted from the debt and adjusted the assets and non-operating liabilities at the evaluation date.

To calculate the final value of CELG D, a weighted average of the values found in each scenario from the probability of each of them (66.7% probability for the base scenario and 33.4% to the GDP Goiás scenario) it was made.

Accenture (in R$ Million)	Base (5 years)	PIB Goiás
Company Value	4,472	4,609
Equity Value	1,712	1,849

The equity value calculated by Accenture is R $ 1,758 million.

Ernst & Young Results

The NPV of the FCFF added to the NPV of indemnity  of regulatory assets not amortized at the end of the concession are discounted by 11.61% of nominal WACC resulting in the value of CELG D (operating value), which is adjusted based on non-operating assets and liabilities of CELG D and tax benefits arising from accumulated losses, to calculate the market value. To calculate the final value of CELG D by EY was used only a scenario with 100% probability of occurrence.

Ernst & Young (em R$ Milhões)	Base (5 years)
Company Value	4,379
Equity Value	1,826

The equity value set by E&Y was the basic scenario, of R$ 1,826 million.

The economic and financial evaluation are available in Annex 7 of this report.

2.7.     Technical Diagnosis

To perform the technical and operational due diligence of CELG D, IFC was supported by Quantum do Brasil Ltda, specializes in utility regulation. The final report of Quantum (Annex 8) includes analysis of consumer market, infrastructure, operation, and results achieved in operational efficiency and service quality.

2.8.      Litigation and FUNAC

The Contribution Fund to CELG D, called FUNAC, was created by Law of the State of Goiás No. 17,555/2012 and regulated by Decree No. 7,732/2012. The FUNAC aims to gather and allocate financial resources through state of Goiás contributions and active contingent of CELG D, for the due performance of the obligations from the administrative and judicial litigation liabilities, yet unregistered, of CELG D, resulting from decisions of administrative authorities for which there is no more appeal, court decisions became final and/or judicial or extrajudicial agreements judicially approved, whose triggering events occurred until the date of acquisition, by Eletrobras, of the majority of the common shares entitled the vote of CELG D. The State of Goiás forced to contract through the Promise of Purchase and Sale of Shares signed with Eletrobras, to keep FUNAC and guarantee its obligations for a period of thirty (30) years, although Eletrobras sells the shareholding control of CELG D to third parties (Clause 13.1).

The existence of FUNAC was relevant question at the time of acquisition by Eletrobras, the majority of the common shares with voting rights of CELG D as explanatory material for the shareholders at the time and content of the Administration Proposal for the 161st EGM of Eletrobras. It is important to remission at this point, all of the factors and risks disclosed by Eletrobras at the time of 161st EGM.

The legal due diligence (Annex 9) devotes an exclusive section to the FUNAC, which has great relevance for CELG D and for the sale of shares operation.

2.9.     Conditions for the completion of Operation

This are conditions for the completion of the operation of sale of CELG D shares as follows:

(i) approval of the transaction4 by the EGM of Eletrobras, under Article 41, I of Eletrobras Bylaws , under conditions approved by Resolution CND No. 11 of November 18, 2015, as amended by Resolution No. 7 of September 13, 2016 of the Board of PPI;

(ii) submission to the Federal Audit Court (the "TCU") of the documents provided in Instruction No. 27/1998 of TCU, and approval of the operation by the TCU;

(iii) publication of the Auction Notice5 in accordance with Article 11 of Law No. 9,491/1997, Article 28, paragraph 4 of Decree No. 2,594/1998 and Law 8,666/1993;

(iv) execution of the Auction6 under CND Resolution No. 11 of November 18, 2015, as amended set out in Resolution No. 7 of September 13, 2016 of Board of PPI and in accordance with approved by the EGM of Eletrobras and by TCU; approval of the result of the Auction; and adjudication the Auction subject by the Ministry of Mines and Energy, pursuant to Law No. 8,666/1993;

(v) obtaining governmental and regulatory approvals necessary for the acquisition, by the winning bidder, the share control of CELG D, in particular: (i) the Administrative Council for Economic Defense (the "CADE"), pursuant to Law No. 12,529/2011; and (ii) ANEEL pursuant to Law No. 8,987/1995 and ANEEL Resolution No. 484/2012;

(vi) signature of the Purchase and Sale of Shares Agreement of CELG D, payment of the price by the winning bidder and transfer of shares in the respective corporate books of CELG D;

(vii) completion of the offering of shares to employees and retirees of CELG D under Law No. 9,491/1997 and CND Resolution No. 11 of November 18, 2015, as amended set by the Program Resolution No. 7 of September 13, 2016 of the Board of PPI;

(viii) After the transfer of shares, submission to ANEEL the documents provided for in Article 27 of Law No. 8,987/1995 and ANEEL Resolution No. 484/2012 and signing of the Addendum.

______________________

4 - Privatization of Distribution S.A.- CELG D
5 - Auction Notice of Privatization
6 - Privatization auction in accordance with the laws 9,491 of 1997 and 8,666 of 1993.

2.9.1.                 Necessary governmental approvals

In addition to the regulatory constraints of the operation mentioned above, we emphasize that the transaction depends on the approval of the TCU. In line with the Normative Instruction No. 27 of December 2, 1998, the TCU will work in the process of supervision, and should  the Ministry Mines and Energy to send documents to TCU to conclude the proceedings. Moreover, is needed to be in compliance with Decree No. 8,818/2016.

2.10.  Offering shares to employees and retirees

The sale of shares to employees and retirees is based on two scenarios approved by CND. In the first scenario, Eletrobras will offer 10% (ten percent) of its shares, provided that there is joint selling with Celgpar. In the second scenario, if the Celgpar not exercise its right of joint sale, Eletrobras will offer 0.93% (ninety-three-tenths of percent) of its shares to employees and retirees, in compliance with applicable law, thus guaranteeing the sale of the shareholding control of CELG D.

The reduction in the minimum percentage referred to in the sole paragraph of article 28 of Law No. 9,491/1997, as provided for in the caput, it is necessary and justified to allow the transfer of control of CELG D to the private sector in the event of CELGPAR not sell shares owned.

The total shares to be offered to employees and retirees will be divided equally to all those considered eligible.

The remains of the offer may be acquired by employees and retirees who have expressly made a reservation in the first offer, limited to twice the amount gained in the first offer.

7 - Documents to be sent to the TCU:
a) reporting of economic and financial evaluation services and installation and implementation of the privatization process;
b) the third evaluator's report referred to in § 2 of art. 31 of Decree No. 2,594 / 1998, if any;
a) a report containing the date, amount, conditions and manner of implementation of securities and means of payment used, from the legal privatization authorization for the financial restructuring of the company or institution;
c) report containing the date, amount, conditions, manner of implementation, securities and means of payment used, from the legal privatization authorization for financial investments or investments of any kind carried out in the company by bodies or entities of the federal public administration or she controlled, directly or indirectly;
d) report containing the date, amount, conditions and form of waiver of rights of implementation, from the legal authorization for the privatization of the company, against private or individual entity, the amount of which exceeds 1% (one percent) of the equity;
e) proposal and fixing act the minimum selling price, along with the respective justifications;
f) minutes of copy shareholders' meeting that approved the minimum selling price; g) privatization notice.

The shares not sold of the 2nd offer to employees and retirees should be acquired by the winner(s) of the event, by the price equal to the value of the offering to employees and retirees of CELG D and within thirty (30) days from the date of publication of those remnants of the second offer.

In the privatization notice should be an obligation to repurchase, by the winner(s) of the auction, of all shares that shareholders who have purchased shares under the offer to employees and retirees of CELG D wish to sell, by  the minimum price for the sale of control, duly updated by the positive variation of the National Index of Consumer Price Index - IPCA, published by the Brazilian Institute of Geography and Statistics - IBGE, with additional compensation of 8% (eight percent) per year, assuming not occur the opening of the capital of CELG D and the listing of its shares within three (3) years from the date of signing of the Agreement for Purchase and Sale of shares. This right is an exclusive prerogative of the originating purchaser of shares of the offering to employees and retirees of CELG D provided for in the Offering for Employees Manual, not being extended to subsequent purchasers.

2.11.  Analysis of the benefits, costs and business risks of the sale of CELG D shares

2.11.1.     Benefits:

•         The sale of CELG D shares will result in the adoption by CELG D, legal regime similar to that of other non-state actors operating in the sector, allowing significant operational gains;

•         It eliminates the need for contributions from existing shareholders for the investments and possible cash deficits coverage, and allows Eletrobras realize the value already invested in the acquisition of the shares.

•         The restructuring of CELG D, bringing a private partner for the control of the company, will be beneficial to Eletrobras, which may focus its investments and efforts in the areas of generation and transmission, which are the main activities of the Company;

•         Capital gain for Eletrobras, since acquired the shares at the lower price, and

•         Avoids the need for capitalization by the shareholders to attend the financial sustainability targets imposed by ANEEL for the extension of the concession and investments in the expansion and improvement of service quality.

2.11.2.     Risks:

•      Frustration of the sale of shares or not execution of the Auction, due to several factors, notably because of some legal, political, economic and financial, regulatory, governmental or administrative impediment;

•      Absence of investors/companies interested in buying;

•      Low competitiveness in the Auction because of the current economic situation of the country; and

•      Changing the minimum conditions for disposal by TCU.

2.12.  Completion of the administrators – sales of CELG D

As it can be seen by all exposed, in Chapter 2 above, highlighted the risks described in this Administration Proposal and the conditions to be observed, the management believes that the sale of CELG D shares is in accordance with the goal established by the Administration, since acquiring the stake in CELG D, being possible to calculate gain for Eletrobras, since acquired by value less than the Minimum Price for the proposed sale. In addition, the sale of CELG D eliminates the need for contributions from existing shareholders for the investments and possible cash deficits coverage that will be needed to meet the targets of quality and economic and financial sustainability imposed by ANEEL for the extension of the concession.

In the face of all the above, the main aspects of the extension of the grant of the stock CELG D control of the sale transaction are fully explained above, and will be detailed in the Annex to this Administration Proposal.

In the face of all above mentioned, the main aspects of the operation of sale of the shareholding control of CELG D  are properly clarified above, as well as will be detailed in the Annexes to this  Administration Proposal.

Rio de Janeiro, September 23, 2016.

José Luiz Alquéres
Chairman of Board of Directors

APPENDIX - List of Documents Made Available to Shareholders

All documents relating to the matter to be decided by the 166th Annual General Meeting are available to shareholders on the Company's website (http://www.eletrobras.com/elb/age/) as listed below:

1. PPI - Resolution Numer 07 of September 13, 2016 - Low Price
2. BNDES - Share Deposit Receipt No. 01/2015, of May 19, 2015
3. Decree No. 8,449 of May 13, 2015 - Inclusion in the PND
4. CND - Resolution No. 7 of July 9, 2015 - IFC Hiring and Resolution CND No. 11 of November 18, 2015 – Minimum Price
5. Accounting and Tax Due Diligence of CELG D
6. Operational Projections Report CELG D
6.A. Update of Projections Due Diligence Operational CELG D
7. Economic and financial evaluations CELG D
7.A-Appendix 8.5: Economic and financial evaluation of CELG Distribution SA - Ernst Young
7.B-Annex I Report of the Economic and Financial Evaluation - Accenture
8. Technical and operational Due Diligence CELG D
9. Legal Due Diligence CELG D
10. Annex 21 of CVM Instruction 481/2009
11. Opinion of Eletrobras Legal Department
12. Financial Technical Note GDF/DFN No 001/2016

12.A- Financial Technical Note GDF/DF No 002/2015

The Company, through its Department of Investor Relations, by phone:
(55) (21) 2514-6333 or (55) (21) 2514-6331 and invest@eletrobras.com is fully available for further information about the 166th Meeting of Shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.